FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
November 06, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      ☒    Form 40-F      ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐       No  ☒

NOTICE OF THE SETTING OF A RECORD DATE

FOR EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS OF MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

In compliance with the resolution of the Board of Directors of Mobile TeleSystems Open Joint Stock Company dated 05 November 2002 (Minutes of Board of Directors No. 35) MTS OJSC hereby announces the setting of a record date (date for closing of transfers books) for making a list of MTS OJSC shareholders entitled to participate in the Extraordinary General Shareholders Meeting on November 18th , 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

		By:	/s/ Mikhail Smirnov
			Name:	Mikhail Smirnov
			Title:	President

Date:	November 06, 2002